UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SK Growth Opportunities Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G8192N103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8192N103

(1)	Names of reporting persons Mizuho Financial Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Japan

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 658,191**
	(6)	Shared voting power None
	(7)	Sole dispositive power 658,191**
	(8)	Shared dispositive power None

(9)	Aggregate amount beneficially owned by each reporting person 658,191**
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.54%
(12)	Type of reporting person (see instructions) FI

**

Mizuho Financial Group, Inc., Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary.

SCHEDULE 13G	Page ___ of ___

Item 1(a) Name of issuer: SK Growth Opportunities Corporation

Item 1(b) Address of issuer’s principal executive offices: 228 PARK AVENUE S, #96693, NEW YORK, NY, 10003

2(a) Name of person filing:

Mizuho Financial Group, Inc.

2(b) Address or principal business office or, if none, residence:

1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan

2(c) Citizenship:

Japan

2(d) Title of class of securities:

Common Shares,

2(e) CUSIP No.:

G8192N103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 658,191.

(b) Percent of class: 6.54.

SCHEDULE 13G	Page ___ of ___

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 658,191.

(ii) Shared power to vote or to direct the vote None.

(iii) Sole power to dispose or to direct the disposition of 658,191.

(iv) Shared power to dispose or to direct the disposition of None.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a parent holding company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11-14-2024	Signature:	/s/ Masaaki Kaneko
	Name:	Masaaki Kaneko
	Title:	Managing Director, Global Corporate Function Coordination Dep.

Power of Attorney

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder, the undersigned, in the undersigned capacity as an authorized representative of Mizuho Financial Group, Inc. (the “Company”), hereby grants full power and authority to Masaaki Kaneko, Managing Director, Head of Global Branches & Subsidiaries Coordination Office, Global Corporate Function Coordination Department, to:

1.	execute on behalf of the undersigned Form 13G in accordance with Section 13(d) and Section 13(g) of the Exchange Act or any rule or regulation thereunder; .

2.

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 13G, complete and execute any amendments, restatements, supplements, and/or exhibits thereto, and timely file such form with the U.S. Securities and Exchange Commission (the “SEC”); and

3.

take any other action in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by or for, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such information and disclosure as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever required, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request and on the behalf of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with, or any liability for the failure to comply with, any provision of Section 13 of the Exchange Act.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 13G with respect to the Company’s holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

[Signature page to follow]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby has caused this Power of Attorney to be executed.

Mizuho Financial Group, Inc.

Date: 11-14-2024	Signature:	/s/ Hidekatsu Take
	Name:	Hidekatsu Take
	Title:	Deputy President & Senior Executive Officer